

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2015

Jan D. Madsen
Chief Financial Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re:** **West Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated October 8, 2015**
> **File No. 1-35846**

Dear Ms. Madsen:

We have reviewed your October 8, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

17. Segments, page F-38

1. We note your response to comment 6. To assist us with better understanding how you concluded it was appropriate to aggregate your five operating segments into one reportable segment, please address the following:

    - We note the similarities you discuss with regard to the products and services of your operating segments. However, it appears after reviewing your website that your Specialized Agent Services operating segment offers healthcare advocacy products and services to employees of large organizations and cost containment solutions, and your Interactive Services operating segment offers professional services such as strategic consultation. Explain to us further how these products and services are similar, or dissimilar, from the products and services offered through your other operating segments.

- With regard to the nature of your production services we note your analysis of revenue per employee. Please provide to us the revenue per employee for each operating segment. If there are differences in the revenue per employee across your operating segments help us understand the reasons for any differences. Further, tell us if your Specialized Agent Services business is more labor centric as opposed to technology centric. In this regard, we note your reference to "highly trained employees" which provide the services in the Specialized Agent Services business as opposed to your other operating segments which appear to utilize and leverage the use of technology to provide the vast amount of your products and services. Please explain in further detail how you concluded your Specialized Agent Services business is qualitatively similar in this regard.

- Provide to us more detailed qualitative and quantitative information with regard to the customers you serve by operating segment, including but not limited to revenue by industry served. In this regard, we note from your website that your Safety Services operating segment appears to provide services to public safety or government agencies. Please explain to us how you considered whether or how a government agency is a similar customer compared to a corporation. For example, a government agency and a corporation are dependent on very different funding and capital raising mechanisms to purchase your products or services. Lastly, it appears your Telecom Services operating segment focuses almost exclusively on telecommunication customers as opposed to your other operating segments which could have a wide variety of customers. Please advise us in further detail how you reasonably concluded your customers are similar across your operating segments.

- Please explain to us in further detail how you concluded your five operating segments were economically similar pursuant to the aggregation criteria in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Provide us in tabular format your historical and projected revenues, gross margins, and Adjusted EBITDA margins separately for each operating segment. Please provide the historical information for the last three fiscal years. We may have further substantial comment after reviewing your response.

- Tell us if there are any other economic measures that are provided to the CODM that he uses to assess performance and allocate resources among the operating segments. If so, tell us how you considered any other economic measures for purposes of determining economic similarity. For example, if the CODM uses any financial metrics, return on investment or other industry performance measures, please explain that in your response.

You may contact Robert Babula, Staff Accountant at (202)-551-3339 or Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products